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                       ALL AMERICAN COMMUNICATIONS, INC.
                             808 Wilshire Boulevard
                         Santa Monica, California 90401



                                January 15, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Letty G. Lynn

        Re:  All American Communications, Inc.
             Registration Statement on Form S-3
             (Registration Statement No. 333-19765)
             --------------------------------------

Ladies and Gentlemen:

        On January 14, 1997, All American Communications, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") via EDGAR a registration statement (the "Registration Statement") on Form S-3 pursuant to the Securities Act of 1933, as amended (the "Act"). The Registration Statement did not include a delaying amendment as set forth in Rule 473 promulgated by the Commission under the Act. Please be advised that the Company would like to include such an amendment as part of the Registration Statement.

        Accordingly, the following should be considered to be included as part of the Registration Statement:

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        If you have any questions or concerns, or we can be of any further assistance, please contact the undersigned or Brian Hoye at (310) 788-1048.


                                  Very truly yours,



                                  /s/ PAUL WESTPHAL
                                  --------------------------------------------
                                      Paul Westphal
                                      Senior Executive Vice President, Finance


cc: Thomas Bradshaw
    Paul A. Pavlis, Esq.
    Barry Dastin, Esq.
    Brian M. Hoye, Esq.